**VOTE ON INTERNET**
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on December 7, 2025.

**CONTROL #**

**VOTE BY EMAIL**
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the envelope we have provided.

**VOTE IN PERSON**
If you would like to attend the General Meeting, to be held on December 9, 2025, at 10:30 p.m., Local Time at 7/F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.).

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

**Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.**

# General Meeting - J-Star Holding Co., Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS**

1. Resolved as an ordinary resolution, that the authorized share capital of the Company be amended with immediate effect by: i.re-designating and re-classifying 17,200,387 authorized and issued ordinary shares of par value of US$0.50 each (including all of the existing issued ordinary shares) in the Company as 17,200,387 class A ordinary shares of par value US$0.50 each (the "Class A Ordinary Shares"), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; ii.re-designating and re-classifying 11,702,430 authorized but unissued ordinary shares of par value of US$0.50 each in the Company as 11,702,430 Class A Ordinary Shares; and (iii) cancelling 6,097,183 authorized but unissued ordinary shares in the Company and creating a new class of shares comprising of 6,097,183 class B ordinary shares of par value US$0.50 each (the "Class B Ordinary Shares"), which will be entitled to 10 (ten) votes per Class B Ordinary Share, such that the authorized share capital of the Company shall become US$17,500,000 divided into (a) 28,902,817 class A ordinary shares of a par value of US$0.50 each and (b) 6,097,183 class B ordinary shares of a par value of US$0.50 each (the "Share Capital Reorganisation")."

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Resolved as an ordinary resolution, that the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$17,500,000 divided into (a) 28,902,817 class A ordinary shares of a par value of US$0.50 each and (b) 6,097,183 class B ordinary shares of a par value of US$0.50 each to US$65,000,000 divided into (a) 30,000,000 class A ordinary shares of a par value of US$0.50 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.50 each, by creation of an additional 1,097,183 Class A Ordinary Shares and 93,902,817 Class B Ordinary Shares (the "Increase of Authorised Share Capital").

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. Resolved as a special resolution, that the proposed fifth amended and restated memorandum and articles of association of the Company (the "Fifth Restated MAA"), the form of which is annexed as Exhibit 99.3 to the Current Report on Form 6-K be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital are taking effect (the "Subsequent M&A Amendment Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. Resolved as an ordinary resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Subsequent M&A Amendment Proposal having been approved, the Fifth Restated MAA taking effect and the Company's receipt of the consent to repurchase and application for shares duly executed by NEW MOON CORPORATION ("New Moon") and Mr. Jing-Bin Chiang respectively, 4,888,092 Class A Ordinary Shares held by New Moon and 1,209,091 Class A Ordinary Shares held by Mr. Chiang, respectively, be repurchased by the Company in consideration of and out of the proceeds of the Company's new issuance of 4,888,092 Class B Ordinary Shares to New Moon and 1,209,091 Class B Ordinary Shares to Mr. Jiang (the "New Issuance Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. Resolved as an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4 (the "Adjournment Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

**Date** ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

# J-Star Holding Co., Ltd.
# General Meeting of Stockholders
# December 9, 2025

**Proxy Material for this Meeting is available online at:**
**https://ir.j-starholding.com**

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the General Meeting, or any adjournment or postponement thereof.

The undersigned hereby appoints Sam Van as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of J-Star Holding Co., Ltd. which the undersigned is entitled to vote at the General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by J-Star Holding Co., Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:________________________________________ ☐

**PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE**
**(Continued and to be signed on Reverse Side)**